                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 7)

                            LITTON INDUSTRIES, INC.

                       (Name of Subject Company (issuer))

                          NORTHROP GRUMMAN CORPORATION
                             (formerly NNG, Inc.)
                             LII ACQUISITION CORP.
                     Northrop Grumman Systems Corporation
                    (formerly Northrop Grumman Corporation)

                       (Name of Filing Persons (offeror))

                    Common Stock, Par Value $1.00 Per Share
                         (including associated rights)
                         (Title of Class of Securities)

                                 538021 10 6
                     (CUSIP Number of Class of Securities)

       Series B $2 Cumulative Preferred Stock, Par Value $5.00 Per Share

                         (Title of Class of Securities)

                                  538021 40 3

                     (CUSIP Number of Class of Securities)

                                 W. Burks Terry
                  Corporate Vice President and General Counsel
                          Northrop Grumman Corporation
                             1840 Century Park East
                         Los Angeles, California  90067
                                 (310) 553-6262

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                Andrew E. Bogen
                         Gibson, Dunn & Crutcher LLP
                            333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                (213) 229-7159

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes to designate any transactions to which this statement relates:

      [X] third party tender offer           [ ] going-private transaction
              subject to Rule 14d-1                    subject to Rule 13e-3

      [ ] issuer tender offer                [ ] amendment to Schedule 13D
              subject to Rule 13e-4                    under Rule 13d-2


     Check the following box if the filing is a final amendment reporting the
     results of the tender offer.   [X]

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        Northrop Grumman Systems Corporation (formerly Northrop Grumman
Corporation), a Delaware corporation ("Parent" or "Systems"), LII Acquisition Corp., and Northrop Grumman Corporation (formerly NNG, Inc.) ("Northrop"), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on January 5, 2001 (the "Schedule TO"), as subsequently amended from time to time, with respect to the Offer to Purchase or Exchange (the "Offer") (a) all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of Litton Industries, Inc., a Delaware corporation (the "Company"), together with any associated rights to purchase preferred stock of the Company (together with the Common Stock, the "Common Shares") and (b) all of the outstanding shares of Series B $2 Cumulative Preferred Stock, par value $5.00 per share (the "Preferred Shares"), of the Company.


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Items 1 through 11

   As permitted by General Instruction F to Schedule TO, the information set forth in Amendment No. 2 to the Registration Statement on Form S-4 (Commission file No. 333-54800) filed with the SEC by Northrop Grumman Corporation (formerly NNG, Inc.) on March 27, 2001 is incorporated by reference into this Tender
Offer Statement on Schedule TO.

Item 8.   Interest in Securities of the Subject Company

     Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

Expiration of the Offer and Results

     The Offer expired at Midnight, New York City time, on Monday, April 2, 2001. EquiServe Trust Company N.A., the Depositary for the Offer, has informed Northrop that at that time, 44,660,440 Common Shares and 240,632 Preferred Shares had been validly tendered and not properly withdrawn by the Company's stockholders. At approximately 12:30 a.m., New York City Time, on Tuesday, April 3, 2001, Northrop accepted for purchase or exchange all of the Common Shares and Preferred Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. Based on information provided to Northrop by the Company and Bank of New York, the Company's transfer agent, there were 45,900,722 Common Shares and 410,643 Preferred Shares outstanding as of March 28, 2001. Therefore, the number of Common Shares and Preferred Shares accepted for purchase or exchange by Northrop represent approximately 97.3% and 58.6% of the Common Shares and Preferred Shares outstanding as of March 28, 2001, respectively.

     Based on these numbers, Northrop will issue the full allotment of 13,000,000 shares of Northrop common stock and 3,500,000 shares of Northrop preferred stock available for issuance pursuant to the Offer. In addition, the number of shares of Northrop common stock and Northrop preferred stock issuable to the Company's stockholders requesting such securities will be subject to proration, because the number of such securities requested by tendering holders of Common Shares exceeds the respective amounts of such securities available for issuance pursuant to the Offer.

Proration Factors

     Based on the tender numbers reported by the Depositary, the total number of Common Shares tendered for Northrop preferred stock was approximately 24,962,376, which substantially exceeds the maximum preferred stock consideration available in the Offer. As a result, all tenders of Common Shares for Northrop preferred stock are subject to a proration factor of 0.175269414. Based on the tender numbers reported by the Depositary, the total number of Common Shares tendered for Northrop common stock, together with the total number of Common Shares tendered for Northrop common stock that could not be satisfied due to pro ration, was approximately 16,352,503. Of such number, 11,237,071 shares were subject to Alternative A elections and 5,115,432 shares were subject to Alternative B elections. As a result of these amounts, the Common Shares tendered for Northrop common stock with an Alternative A election are subject to a proration factor of 0.790733996. There will be no proration of (a) Common Shares tendered (or deemed tendered as a result of proration) for Northrop common stock with an Alternative B election, (b) Common Shares tendered for cash or (c) Preferred Shares tendered for cash.

Average Closing Prices of Northrop Grumman Corporation Common Stock

     The average of the closing prices for Northrop Grumman Corporation common stock on the NYSE for the five consecutive trading days ending on the second full trading day before the expiration of the Offer was $86.42. As described in the Offer to Purchase or Exchange filed as a part of Northrop's Registration Statement on Form S-4 dated February 1, 2001 and subsequently amended (the "Prospectus"), this number is used in determining both the amounts payable to tendering holders of Common Shares in lieu of fractional shares of Northrop common stock, and to determine the common stock exchange ratio for the Offer. Accordingly, all references in the Prospectus to the average of the closing prices for Northrop Grumman Corporation common stock on the NYSE for the five consecutive trading days ending on the second full trading day before the expiration of the Offer should be read to refer to $86.42.

     As described in the section of the Prospectus entitled "The Offer - Cash Instead of Fractional Shares of NNG Stock," each tendering holder of Common Shares that would otherwise receive a fractional share of Northrop common stock will instead be paid cash in an amount equal to the fraction of the share of Northrop common stock (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by $86.42.

     As described throughout the Prospectus, the number of shares of Northrop common stock issuable in exchange for Common Shares is determined by dividing $80.25 by the average of the closing prices for Northrop Grumman Corporation common stock on the New York Stock Exchange for the five consecutive trading days ending on the second full trading day before the expiration of the Offer (i.e. $86.42). Therefore, each Common Share exchanged for Northrop common stock pursuant to the Offer will be exchanged for 0.9286 shares of Northrop common stock.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

     (a)(5)(xv)   Press release issued by Systems on March 23, 2001.

     (a)(5)(xvi)  Press release issued by Systems on March 23, 2001.

     (a)(5)(xvii) Press release issued by Systems on March 30, 2001.

     (a)(5)(xviii)Press release issued by Northrop on April 3, 2001.

     (a)(5)(xix)  Press release issued by Northrop on April 3, 2001.

     (a)(5)(xx)   Press release issued by Northrop on April 4, 2001.

     (a)(5)(xxi)  Press release issued by Northrop on April 9, 2001.

     (a)(5)(xxii) Press release issued by Northrop on April 18, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LII ACQUISITION CORP.


                              By:  /s/ John H. Mullan
                                 -------------------------------------------
                              Name: John H. Mullan
                                   -----------------------------------------
                              Title: Secretary
                                    ----------------------------------------


                              NORTHROP GRUMMAN SYSTEMS CORPORATION
                              (formerly Northrop Grumman Corporation)

                              By:  /s/ John H. Mullan
                                 ------------------------------------------
                              Name: John H. Mullan
                                   ----------------------------------------
                              Title: Corporate Vice President and Secretary
                                    ---------------------------------------


                              NORTHROP GRUMMAN CORPORATION
                              (formerly NNG, Inc.)

                              By:  /s/ John H. Mullan
                                 -------------------------------------------
                              Name: John H. Mullan
                                   -----------------------------------------
                              Title: Corporate Vice President, Associate
                                     General Counsel and Secretary
                                    ----------------------------------------


Dated: April 18, 2001

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                                 EXHIBIT INDEX



(a)(1)(i)*    Offer to Purchase, dated January 5, 2001.

(a)(1)(ii)* Letter of Transmittal, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(1)(iii)*  Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
              each dated January 5, 2001.

(a)(1)(iv)* Notice to Participants in the Litton Industries Employees Stock Purchase Plan prior to December 1, 1993, dated January 5, 2001.

(a)(1)(v)* Notice to Participants in the Litton Industries Employees Stock Purchase Plan after November 1, 1994, dated January 5, 2001.

(a)(1)(vi)* Letter of Transmittal, Common Stock and Preferred Stock, each dated February 1, 2001.

(a)(1)(vii)*  Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
              each dated February 1, 2001.

(a)(1)(viii)* Notice to Participants in the Litton Industries Employees Stock
              Purchase Plan prior to December 1, 1993, dated February 1, 2001.

(a)(1)(ix)* Notice to Participants in the Litton Industries Employees Stock Purchase Plan after November 1, 1994, dated February 1, 2001.

(a)(1)(x)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Common Stock and Preferred Stock, dated February 1, 2001.

(a)(1)(xi)* Letter to Clients, Common Stock and Preferred Stock, each dated February 1, 2001.

(a)(1)(xii)*  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(2)        None.

(a)(3)        Not applicable.

(a)(4)* Registration Statement on Form S-4 filed with the SEC by NNG, Inc. on February 1, 2001 and incorporated by this reference.

(a)(5)(i)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Common Stock and Preferred Stock, dated January 5, 2001.

(a)(5)(ii)* Letter to Clients, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(5)(iii)*  Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

(a)(5)(iv)* Press release issued by Parent on December 21, 2000 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on December 20, 2000).

(a)(5)(v)* Summary Advertisement as published in the Wall Street Journal on January 5, 2001.

(a)(5)(vi)*   Press release issued by Parent on January 8, 2001.

(a)(5)(vii)*  Press release issued by Parent on January 16, 2001.

(a)(5)(viii)* Joint Press release issued by Parent and the Company on
              January 24, 2001.

(a)(5)(ix)* Summary Advertisement as published in the Wall Street Journal on February 1, 2001.

(a)(5)(x)*    Press release issued by Parent on February 22, 2001.

(a)(5)(xi)*   Press release issued by Parent on February 27, 2001.

(a)(5)(xii)*  Press release issued by Parent on March 1, 2001.

(a)(5)(xii)*  Press release issued by Parent on March 9, 2001.

(a)(5)(xiv)*  Press release issued by Parent on March 16, 2001.

(a)(5)(xv)    Press release issued by Systems on March 23, 2001.

(a)(5)(xvi)   Press release issued by Systems on March 23, 2001.

(a)(5)(xvii)  Press release issued by Systems on March 30, 2001

(a)(5)(xviii) Press release issued by Northrop on April 3, 2001.

(a)(5)(xix)   Press release issued by Northrop on April 3, 2001.

(a)(5)(xx)    Press release issued by Northrop on April 4, 2001.

(a)(5)(xxi)   Press release issued by Northrop on April 9, 2001.

(a)(5)(xxii)  Press release issued by Northrop on April 18, 2001.

(b)(i)* Financing Commitment Letter dated December 20, 2000 from Credit Suisse First Boston and The Chase Manhattan Bank relating to $6,000,000,000 aggregate principal amount of senior credit facilities.

(b)(ii)* $6,000,000,000 Senior Credit Facilities Commitment Letter dated January 30, 2001 from Credit Suisse First Boston, The Chase Manhattan Bank and JP Morgan.

(b)(iii) Form of $2,500,000,000 364-day Revolving Credit Facility among NNG, Inc., Parent, Litton Industries, Inc., the Lenders party thereto, The Chase Manhattan Bank and Credit Suisse First Boston, as Co-Administrative Agents, Salomon Smith Barney, Inc., as Syndication Agent, and the Bank of Nova Scotia and Deutsche Banc Alex.Brown Inc. as Co-Documentation Agents (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Registration Statement on Form S-4 (Commission File No. 333-54800) filed by NNG, Inc. on March 27, 2001).

(b)(iv) Form of $2,500,000 Five Year Credit Agreement among NNG, Inc., Parent, Litton Industries, Inc., the Lenders party thereto, The Chase Manhattan Bank and Credit Suisse First Boston, as Co-Administrative Agents, Salomon Smith Barney, Inc., as Syndication Agent, and The Bank of Nova Scotia and Deutsche Banc Alex.Brown Inc. as Co-Documentation Agents (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to Registration Statement on Form S-4 (Commission File No. 333-54800) filed by NNG, Inc. on March 27, 2001).

(c)           Not applicable.

(d)(1)* Merger Agreement, dated as of December 21, 2000, by and among Parent, Purchaser and the Company.

(d)(2)* Confidentiality Agreement dated June 23, 2000, between Parent and the Company.

(d)(3)* Letter Agreement dated December 21, 2000, between Ronald D. Sugar and Parent.

(d)(4)* Amended and Restated Agreement and Plan of Merger dated as of January 23, 2001 among Northrop Grumman Corporation, Litton Industries, Inc., NNG, Inc. and LII Acquisition Corp.

(d)(5)* Stockholder's Agreement dated as of January 23, 2001 among Northrop Grumman Corporation, NNG, Inc. and Unitrin, Inc.

(d)(6)* Registration Rights Agreement dated as of January 23, 2001 by and among Northrop Grumman Corporation, NNG, Inc. and Unitrin, Inc.

(e)           Not applicable.

(f)*          Section 262 of the Delaware General Corporation Law (included as
              Schedule II to the Offer to Purchase).

(g)           None.

(h)           None.

*  Previously filed.

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